Exhibit 99.4

ANNOUNCEMENT TO THE MARKET

Perdigão (PRGA3 – Novo Mercado; PDA – LEVEL III ADRs), one of the leading food sector companies in Brazil, announces that:

On November 27 2008, the Company received from BNDES ( Banco Nacional de Desenvolvimento Econômico e Social ) the disbursement of R$ 283,689,634.80, relating to  a number of already completed capacity expansion investment projects.

Of these resources, R$240.3 million refer to different capacity expansion projects mainly in industrial units and R$43.4 million to the Nova Mutum – MT production expansion project.

São Paulo(SP), November 27 2008.

Leopoldo Viriato Saboya

Financial and Investor Relations Director

Perdigão Companies